Mail Stop 6010
Via Facsimile and U.S. Mail

October 11, 2007

Mr. Ronald R. Helm
Chief Executive Officer
Pacific Biometrics, Inc.
220 West Harrison Street
Seattle, Washington 98119

      Re: Pacific Biometrics, Inc.
              Form 10-KSB for fiscal year ended June 30, 2006
              File No. 000-21537

Dear Mr. Helm:

      We have completed our review of your Form 10-KSB and have no further comments at this time.

              Sincerely,

              Jim B. Rosenberg
              Senior Assistant Chief Accountant